Exhibit 99.1

Focused on Profitability

Quarterly report 1

for the 3-month period ended March 31, 2008

Table of content

Markets, business and strategy
5	Cascades’ position in its markets
6	Key financial drivers
6	Relevant economic data
7	Industry review
8	Pricing – Main products and raw materials
10	Key performance indicators

Results analysis
11	Financial overview
14	Business highlights
15	Discontinued operations
16	Business segment review
19	Other items analysis
20	Liquidity and capital resources
22	Outlook

Additional disclosure
23	Capital stock information
23	Introduction of new accounting standards in 2008
23	New accounting standards not yet adopted

Financial report
27	Consolidated financial statements and notes
37	Selected segmented information

The following is management’s discussion and analysis (“MD&A”) of the operating results and the financial position of Cascades inc. (“Cascades” or “the Company”), which should be read in conjunction with the Company’s consolidated financial statements and accompanying notes for the three-month periods ended March 31, 2008 and 2007, and with the most recent audited consolidated financial statements. Information contained herein includes any significant developments as at May 7, 2008, the date on which the MD&A was approved by the Company’s board of directors. For additional information, readers are referred to the Company’s annual information form (“AIF”), which is published separately. Additional information relating to the company is also available on SEDAR at www.sedar.com.

This MD&A is intended to provide readers with the information that management believes is required to gain an understanding of Cascades’ current results and to assess the Company’s future prospects. Accordingly, certain statements herein, including statements regarding future results and performance, are forward-looking statements within the meaning of securities legislation, based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in the cost of raw materials, changes in the relative values of certain currencies, fluctuations in selling prices and adverse changes in general market and industry conditions. This MD&A also includes price indices as well as variance and sensitivity analyses that are intended to provide the reader with a better understanding of the trends related to our business activities. These items are based on the best estimates available to the Company.

The financial information contained herein, including tabular amounts, is expressed in Canadian dollars unless otherwise specified, and is prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). Unless otherwise indicated or if required by the context, the terms “we,” “our” and “us” refer to Cascades Inc. and all of its subsidiaries and joint ventures. The financial information included in this analysis also contains certain data that are not measures of performance under Canadian GAAP (“non-GAAP measures”). For example, the Company uses operating income before depreciation and amortization (OIBD) because it is the measure used by management to assess the operating and financial performance of the Company’s operating segments. Such information is reconciled to the most directly comparable financial measures, as set forth in the “Supplemental Information on non-GAAP measures” section.

To our shareholders

Cascades reports first quarter results

Cascades Inc. (“Cascades”) reports a net loss of $4 million ($0.04 per share) for the quarter ended March 31, 2008. This compares with net earnings of $22 million ($0.22 per share) for the same period in 2007. When excluding specific items1, the net loss for the first quarter of 2008 amounted to $9 million ($0.09 per share) compared to net earnings of $5 million ($0.05 per share) for the same quarter in 2007.

Financial Highlights

Selected consolidated information

(in millions of Canadian dollars, except per share amount)	Q1 2008	Q1 2007	Q4 2007
Sales	959	1,000	937
Operating income before depreciation and amortization (OIBD) (1)	45	110	68
Operating income (loss) from continuing operations	(6)	57	19
Net earnings (loss)	(4)	22	12
per common share	$(0.04)	$0.22	$0.12
Cash flow from operations (adjusted) from continuing operations (1)	17	41	36
per common share (1)	$0.17	$0.41	$0.36
Excluding specific items (1)
Operating income before depreciation and amortization (OIBD)	59	86	82
Operating income from continuing operations	8	33	33
Net earnings (loss)	(9)	5	1
per common share	$(0.09)	$0.05	$0.01
Cash flow from operations from continuing operations	26	49	49
per common share	$0.26	$0.49	$0.49

Note 1 - see the supplemental information on non-GAAP measures note.

Business highlights

• Decrease in profitability in comparison to Q1 2007, mostly explained by significantly higher fibre costs and the appreciation of the Canadian dollar as well as challenging business conditions in the boxboard and tissue paper sectors.

• Increase of 7% in shareholders’ equity compared to Q1 2007.

• Cascades continues to proactively address less performing assets:

• Integration of our North American boxboard operations with our containerboard operations (Norampac):

o Action plan to be determined in the coming months to optimize the asset base and improve the profitability of boxboard operations;

o Completed merger of the European recycled boxboard operations with those of Reno de Medici S.p.A. on March 1, 2008;

o Ongoing cost reduction initiatives and strategic divestiture of assets:

o Current initiatives to reduce workforce in certain mills of the Specialty Products Group and the Tissue Group;

o The sale of a recycled pulp mill for $41 million translates into a $24 million pre-tax gain.

• Amendments to our banking facility providing more flexibility and liquidity.

• Boralex led consortium is selected for the development of wind power projects totaling 272 MW.

Market conditions continued to deteriorate as the cost of recycled paper and energy increased while in Canada, demand weakened in some of our groups. Of all of our business sectors boxboard continues to be the most challenged. The decision to integrate the North American boxboard and folding carton operations into Norampac represents a further step in our ongoing efforts to improve profitability. We are convinced this move will create a stronger packaging group that will be better able to respond to the needs of the market. Our other business groups have also moved decisively to address under performing assets, the sale of Greenfield SAS being the most recent example. We are confident these efforts will make Cascades a more profitable company that is better positioned to meet the challenges of the future.

Alain Lemaire

President and Chief Executive Officer

Cascades’ position in its markets(1)

Segments	Region	Type of operations	Main Markets/Products	Number of Units (2)	Capacity (3)	Position of Cascades in its Markets (4)

PACKAGING

Boxboard	North America	Manufacturing	• Coated recycled boxboard (CRB)	4	590	2nd largest producer of (CRB) in North America

		Converting	• General folding cartons • Quick-service restaurant packaging (Dopaco)	11 (5)	479	No. 1 producer of carton for Quick Service Restaurants (QSR) in North America

		Others	• Pulpmill	1 (6)	90	N/A

	Europe	Manufacturing	• Coated virgin boxboard (GC)	2 (7)	209 (7)	5th in virgin boxboard

Containerboard (Norampac)	North America	Manufacturing	• Virgin and recycled linerboard and corrugating medium • White-top linerboard • Gypsum paper	6	1,129	One of two leading producers in Canada 7th largest containerboard producer in North America

		Converting	• Variety of corrugated packaging containers • Corrugated sheets • Specialized packaging	27	Shipments (2007) 13.378 bsf	7th largest corrugated box producer in North America

	Europe	Manufacturing	• Recycled linerboard and corrugating medium • White-top linerboard	1	152	N/A

Specialty products	North America	Manufacturing	Industrial packaging • Uncoated board for industrial and papermill packaging Specialty papers • Fine papers • Kraft paper • Backing for vinyl flooring	4	417	One of the leading producers of recycled fine papers in North America

		Converting	Industrial Packaging • Papermill packaging (Roll headers and wrappers) • Honeycomb packaging products • Laminated boards Specialty papers • Fine papers Consumer product packaging • Moulded pulp products • Cup trays • Filler flats • Plastic products • Packaging for food industry (meat trays, translucent containers, foam plates and bowls) • Outdoor furnitures (deck board, benches and tables)	16	Papermill packaging 208 Honeycomb 50 Fine papers 110 Moulded pulp 18.5 M kg Plastic 25.5 M kg

Largest producer of papermill packaging in North America Largest producer of honeycomb products in Canada Major producer of egg trays and four-cup carriers Largest meat processing packaging producer in Canada

		Recovery	• Recovery activities (thru Cascades Recovery and Metro Waste)	21	1,500 (brokered and processed in 2007)	Largest recycled paper collector in Canada 11th largest recycled paper collector in the world

		Others	• De-inked pulp	2	153	N/A

	Europe	Converting	Industrial Packaging • Papermill packaging (Roll headers and wrappers)	2	33	N/A

TISSUE PAPERS

	North America	Manufacturing	• Parent rolls	3	176 (8)	Important North American parent rolls manufacturer

		Manufacturing and converting	• Retail market and Away-from-home market • Paper towels, paper hand towels, bathroom tissue, facial tissue, paper napkins • Parent rolls	6	413 (8)	4th largest North American tissue papers producer

		Converting	• Retail market and Away-from-home market • Paper towels, paper hand towels, bathroom tissue, facial tissue, paper napkins • Industrial wipes	3	N/A	Strong expertise in the environmentally-friendly products and in the private label segment of the retail market

TOTAL				109	3,086 (manufacturing only)

(1) As at December 31, 2007. See the Annual Information Form for additionnal information.

(2) Production and sorting facilities units only; excluding sale offices, distribution and transportation hubs, as well as corporate offices.

(3) Thousand short tons unless otherwise noted.

(4) Based on manufacturing capacity. Sources: RISI, World Tissue Capacity Report 2007, Moore and Associates.

(5) Excluding the Bakersfield, California plant closed in Q1 2008.

(6) Excluding the sawmill operations which are classified as discontinued operations. The pulpmill is indefinitely shut.

(7) Excluding the participation in Reno de Medici S.p.A..

(8) Theoretical capacity.

Key financial drivers

As a Packaging and Tissue company, our financial results are mainly driven by the following factors:

Sales	Costs
• Selling prices	• Fibre (recycled, virgin and woodchips) prices, availability and production recipes
• Demand for packaging and tissue, mainly environmentally friendly and recycled products	• Foreign exchange rates (mainly CAN$/US$)
• Foreign exchange rates (mainly CAN$/US$)	• Energy prices, mainly electricity and natural gas
• Population growth	• Labour
• Industrial production	• Freight
• Demand for durable and non-durable goods	• Chemical product prices
• Product mix, substitution and innovation	• Capacity utilization rates and production downtime

Relevant economic data

Cascades’ results are impacted by Canadian dollar and Euro fluctuations against the U.S. dollar, and by energy prices. In Q1 2008, the Canadian dollar appreciated 17% against the U.S. dollar, compared to the same period last year. In the area of energy costs, natural gas and crude oil prices increased 19% and 63% respectively.

The following graphs and table show the historical movement of the Canadian dollar against the U.S. dollar, the U.S. dollar against the Euro, and spot prices of natural gas (US$/mmBtu) and crude oil (US$/barrel).

								Change	Change
	2006 Year	Q1	Q2	Q3	Q4	2007 Year	2008 Q1	Q1 2008 Q1 2007	Q1 2008 Q4 2007
Foreign exchange rates-average
CAN$/US	1.134	1.172	1.098	1.045	0.982	1.074	1.004	-14%	2%
US$/CAN	0.882	0.854	0.911	0.957	1.019	0.931	0.996	17%	-2%
US$/EURO	1.262	1.310	1.348	1.375	1.422	1.363	1.499	14%	5%
Energy prices-average (1)
Natural gas Henry Hub (US$/mmBtu)	7.23	6.77	7.55	6.16	6.97	6.86	8.03	19%	15%
Crude oil WTI (US$/barrel)	64.74	57.45	61.69	71.08	88.66	69.72	93.69	63%	6%

(1) Quarterly average of monthly settlement prices. Source: Bloomberg.

Industry review

			Pricing	Industry statistics & developments
MANUFACTURING & CONVERTING MARKETS

PACKAGING	Boxboard	Manufacturing North America	Coated recycled boxboard (CRB) • Quarterly average price up 48 US$/ton or 7% compared to last year • Offical publication reflecting a 20 US$/ton price increase in April 2008

Coated recycled boxboard (CRB)

• U.S. quarterly market production up 4.7% compared to last year

• Some industry players (including Cascades) took downtime in March/April

• Challenging business conditions for Canadian producers

• Approval of the merger between Altivity and Graphic Packaging

		Manufacturing Europe	Recycled boxboard • Price increases of 30 euro/tonne implemented in the second half of 2007 Virgin boxboard • Stable prices • Announced price increases for April for shipments to the U.K.	• Weaker demand in Western Europe compared to the same period of last year • Relatively low industry backlogs

	Containerboard	Manufacturing North America	• Quarterly average price up 40 US$/ton in comparison to last year • Announced price increase for March 2008 not yet implemented

• U.S. industry operating rate averaged 97% in Q1 2008, up 1% in comparison to Q1 2007

• U.S. containerboard consumption down 1.9% year-to-date but inventories (at mills and plants) remained stable compared to last year (4.1 weeks of supply in March; 2.531 million tons)

		Converting	• Competitive pricing environment in Canada

• U.S. industry box shipments down 0.7% year-to-date in March  (on a average week basis)

• Quarterly Canadian corrugated box shipments down 2.4% in Q1 in comparison to last year

• International Paper acquired the containerboard assets of Weyerhaeuser

	Specialty products	Manufacturing

Industrial packaging
Uncoated board: prices up 55 US$/ton compared to last year but recently announced price increase for March 2008 not yet implemented Specialty papers

• Fine papers: higher prices compared to Q1 2007 and price increases were implemented in Q1 2008 for both cut size papers and rolls

• Kraft paper: price hike implemented in March

Industrial packaging

• Uncoated board: U.S. market’s operating rate continues to decrease following the slowdown in the housing market
Specialty papers

• Fine papers: North American demand for uncoated freesheet down 3.6% year-to-date in March; Good demand for cut size papers and recycled fine papers

• Kraft paper: Strong global demand but business conditions for certain grades remained challenging

Converting

Industrial Packaging

• Papermill packaging: mostly stable prices

• Honeycomb packaging products: competitive pricing environment Consumer product packaging

• Moulded pulp products: mostly stable prices

• Plastic products (Packaging for food industry): competitive pricing environment

Industrial Packaging

• Papermill packaging: challenging business conditions

• Honeycomb packaging products: growing market
Consumer product packaging

• Moulded pulp products: healthy and stable market

• Plastic products (Packaging for food industry): growing demand in the U.S. and steady business conditions in Canada

TISSUE PAPERS		Manufacturing and converting

Parent rolls

• Prices up approximately 100 US$/ton compared to the same period of last year; the implementation of an additional price increase of 50 US$/ton started in April 08
Converted products

• U.S. Away-from-home market: continued implementation of the price hikes announced in the the second half of 2007; beginning of the implementation of additionnal price increases of up to 9% in April 2008

• U.S. Retail market: beginning of the implementation of price increases of 4-7% in Q1 2008

Parent rolls

• Higher U.S. parent rolls production (+2%) but given increasing capacity, U.S. industry operating rate decreased 2% to 93% year-to-date thru March
Converted products

• Competitive Canadian retail and away-from-home market

• 1.9% year-to-date increase in shipments in the U.S. retail market thru March

• 0.7% year-to-date increase in shipments in the U.S. Away-from-home market thru March

RAW MATERIAL MARKETS

RECYCLED PAPER			Old corrugated containers (OCC) • US$prices up 22 US$(21%) compared to Q1 2007	Old corrugated containers (OCC) • Strong Asian demand putting pressure on global fibre markets

	Sorted office papers (SOP) • Quarterly average prices improved every quarters since Q4 2005 • US$prices up 73 US$(54%) compared to Q1 2007	Sorted office papers (SOP) • Solid demand from deinked pulp mills and tissue producers; substitution from virgin pulp • Lower generation due to decreasing demand for printing papers

VIRGIN PULP

Softwood pulp (NBSK)

• US$prices up 90 US$(11%) compared to Q1 2007

• Prices continued to rally in January 2008 to 880 US$/ton Hardwood pulp (NBHK)

• US$prices up 106 US$(15%) compared to Q1 2007

• Price increase of 30 US$gradually implemented in Q1

• Healthy international demand, particularly strong in China

• Significant capacity and shipments growth (+ 6.1% year-to-date thru March)

• Inventories were approximately 10% higher in March 2008 compared to 2007

WOODCHIPS	Conifer woodchips • US$prices relatively stable in Eastern Canada compared to 2007	• Lower lumber prices continuing to lead to sawmill closures or low operating rates and a tighter woodchip supply

Sources: RISI, American Forest Paper Association, Canadian Corrugated Case Association, Pulp & Paper Week.

Pricing – Main products and raw materials

The following graphs and table show the historical movement of average benchmark list prices for some of our key products, as well as for woodchips and some grades of recycled paper and virgin pulp used in the manufacturing process. Recycled papers, virgin pulp and woodchips are the primary raw materials used in manufacturing our products, and represent the highest production cost. Selling and raw materials list prices fluctuate considerably, and are heavily influenced by economic conditions and foreign demand. These list prices could differ from the Company’s purchase cost and actual selling prices.

(1) The Cascades North American selling prices index represents an approximation of the Company’s manufacturing (excluding converted products) selling prices in North America. It is weighted according to shipments and includes some of the main Cascades products for which prices are available in Pulp & Paper Week magazine and the Cascades Tissue Index. This index should only be used as a trend indicator as it may differ from our actual selling prices and our product mix. The only non-manufacturing prices reflected in the index are those for tissue. In fact, the tissue pricing indicator, which is blended into the Cascades North American selling prices index, is the Cascades Tissue paper selling prices index, which represents a mix of primary and converted products.

(2) The Cascades North American raw materials index represents the average weighted cost paid for some of our manufacturing raw materials namely, recycled fibre, virgin pulp and woodchips, in North America. It is weighted according to the volume of purchase (in tons) in 2007. This index should only be used as a trend indicator and it may differ from our actual manufacturing purchasing costs and our purchase mix.

(3) The Cascades North American boxboard prices index is based on the list price of Recycled boxboard -20 pt. Clay coated news, published in Pulp & Paper Week.

(4) The Cascades North American containerboard prices index is based on the list prices of the Linerboard 42-lb. Unbleached kraft, Eastern U.S. and the Corrugating medium 26-lb. Semichemical, East U.S., both published in Pulp & Paper Week.

(5) The Cascades North American specialty products prices index is based on the prices of the Recycled boxboard 20 pt. Bending chip (transaction), the Unbleached kraft paper, Grocery bag 30-lb., and the uncoated white 50-lb. Offset rolls, all published in Pulp & Paper Week.

(6) The Cascades North American tissue papers price index is based on the Cascades Tissue papers selling price index (see following table). The only difference is the reference date.

(7) The Cascades North American virgin pulp prices index represents the average weighted cost paid for virgin pulp in North America.

(8) The Cascades North American woodchips index represents the average weighted cost paid for woodchips in North America.

(9) The Cascades North American recycled fibre index represents the average weighted cost paid for recycled papers in North America.

								Change		Change
	2006 Average	Average	Average	Average	Average	2007 Average	2008 Average	Q1 2008 Q1 2007	Q1 2008 Q1 2007	Q1 2008 Q4 2007	Q1 2008 Q4 2007
		Q1	Q2	Q3	Q4		Q1	(units)	(%)	(units)	(%)
These indexes should only be used as indicator of trends and they be different than our actual selling prices or purchasing costs.

Selling prices

Cascades North American US$ index (index 2003 = 1,000) (1)	1,271	1,314	1,341	1,382	1,411	1,362	1,411	97	7%	—	0%

PACKAGING

Boxboard
North America (US$/ton)
Recycled boxboard - 20pt. Clay coated news (transaction)	635	685	733	733	733	721	733	48	7%	—	0%
Europe (Euro/tonne)
Recycled white-lined chipboard (GD2) index(2)	676	698	695	726	717	709	703	5	1%	(14)	-2%
Virgin coated duplex boxboard (GC2) index(3)	1,014	1,019	1,020	1,051	1,040	1,032	1,022	3	0%	(9)	-2%
Containerboard (US$/ton)
Linerboard 42-lb. unbleached kraft, East US (transaction)	503	515	515	542	555	532	555	40	8%	—	0%
Corrugating medium 26-lb. Semichemical, East U.S. (transaction)	478	495	495	522	535	512	535	40	8%	—	0%
Specialty products (US$/ton, tonne for deinked pulp)
Recycled boxboard - 20pt. Bending chip (transaction)	505	530	575	575	575	564	585	55	10%	10	2%

Deinked pulp (f.o.b; U.S. air-dried & wet-lap, post-consumer)	602	633	640	651	675	641	727	94	15%	52	8%
Unbleached kraft paper, Grocery bag 30-lb.	838	862	892	905	905	891	915	53	6%	10	1%
Uncoated white 50-lb. offset, rolls	823	810	810	803	847	818	860	50	6%	13	2%

TISSUE PAPERS
Cascades Tissue papers (index 1999 = 1,000)(4)	1,414	1,433	1,456	1,511	1,573	1,493	1,560	127	9%	(13)	-1%
Raw materials Cascades North American US$ index (index 2003 = 300)(5)	361	438	465	497	521	480	542	104	24%	21	4%
RECYCLED PAPER (US$/short ton)
North America (US$/ton)
Corrugated containers, no. 11 (OCC - Chicago & NY average)	69	105	108	120	119	113	127	22	21%	8	7%
Special news, no. 6 (ONP & NY average)	49	68	75	78	76	74	78	10	15%	2	3%
Sorted office papers, no. 37 (SOP & NY average)	106	135	151	170	184	160	208	73	54%	24	13%
Europe (Euro/tonne)
Recovered mixed paper & board sorted index(6)	48	60	69	80	75	71	73	13	22%	(2)	-3%
VIRGIN PULP (US$/tonne)
Bleached softwood kraft Northern, East U.S.	722	790	810	837	858	824	880	90	11%	22	3%
Bleached hardwood kraft Northern mixed, East U.S.	651	690	697	723	766	719	796	106	15%	30	4%
WOODCHIPS – Conifer eastern Canada (US$/odmt)	132	118	124	131	141	129	137	19	16%	(4)	-3%

Sources: Pulp & Paper Week, PPI, Random Lengths and Cascades.

(1) The Cascades North American selling prices index represents an approximation of Cascades’ manufacturing (excluding converted products) selling prices in North America. It is weighted according to shipments. It takes into account some of the main Cascades products for which prices are available in Pulp & Paper Week magazine and the Cascades Tissue Index. This index should only be used as a trend indicator as it may differ from our actual selling prices and our product mix. The only non-manufacturing prices taken into account in the index are the tissue prices. In fact, the tissue pricing indicator, which is blended in the Cascades North American selling prices index, is the Cascades Tissue paper selling prices index which represents a mix of primary and converted products.

(2) The Cascades recycled white-lined chipboard selling prices index represents an approximation of Cascades’ recycled grades selling prices in Europe. It is weighted by country. For each country we use an average of PPI and EUWID prices for white-lined chipboard.

(3) The Cascades virgin coated duplex boxboard selling prices index represents an approximation of Cascades’ virgin grades selling prices in Europe. It is weighted by country. For each country we use an average of PPI and EUWID prices for the coated duplex boxboard.

(4) The Cascades Tissue paper selling prices index represents a mix of primary and converted products, and is based on the product mix at the end of 2006.

(5) The Cascades North American raw materials index represents the average weighted cost paid for some of our manufacturing raw materials namely, recycled fibre, virgin pulp and woodchips in North America. It is weighted according to the volume of purchase (in tons). This index should only be used as a trend indicator and it may differ from our actual manufacturing purchasing costs and our purchase mix.

(6) The Cascades recovered mixed paper & board sorted prices index represents an approximation of Cascades’ recovered paper purchase prices in Europe. It is weighted by country. For each country we use an average of PPI and EUWID prices for the recovered mixed paper & board. This index should only be used as a trend indicator and it may differ from our actual purchasing costs and our purchase mix.

Key performance indicators

In monitoring our action plan and in order to achieve our long-term objectives, we use several key performance indicators, including the following:

Operational and financial data

	2006					2007	2008
	Total	Q1	Q2	Q3	Q4	Total	Q1
OPERATIONAL
Total shipments (in ‘000 of s.t.)
Packaging
Boxboard (1)	1,204	301	313	296	292	1,202	292
Containerboard (2)	742	351	366	357	338	1,412	348
Specialty products (3)	457	115	114	111	110	450	116
	2,403	767	793	764	740	3,064	756
Tissue papers	443	109	112	115	115	451	112
Total	2,846	876	905	879	855	3,515	868

Integration rate - %
Packaging
Boxboard (North America)	32%	27%	29%	31%	26%	29%	30%
Containerboard (North America)	61%	58%	59%	63%	64%	61%	58%
Specialty products (paper only)	10%	8%	7%	8%	8%	8%	9%
Tissue papers	59%	60%	59%	53%	52%	56%	55%
	44%	45%	45%	47%	46%	45%	45%
Capacity utilization rate (4) - %
Packaging
Boxboard (5)	95%	89%	94%	89%	85%	89%	87%
Containerboard (6)	99%	100%	102%	104%	99%	101%	97%
Specialty products (paper only)	88%	89%	88%	85%	84%	86%	84%
Tissue papers (7)	101%	99%	100%	99%	99%	99%	95%
Total	96%	95%	97%	95%	92%	95%	92%

Energy cons. (8) - GJ / ton	10.33	10.94	9.46	9.55	10.29	10.05	10.39
Work accidents - OSHA frequency rate	8.00	7.00	8.60	8.80	7.55	7.97	7.11
FINANCIAL
Return on assets (9) (%)
Packaging
Boxboard	5%	4%	4%	4%	4%	4%	4%
Containerboard	15%	15%	14%	13%	12%	12%	12%
Specialty products	11%	12%	11%	10%	10%	10%	8%
Tissue papers	22%	20%	17%	14%	12%	12%	11%
Consolidated return on assets (%)	10.8%	10.5%	9.8%	9.5%	8.9%	8.9%	8.3%

Working capital (10)
In millions of $, at end of period	598	659	685	701	616	616	682
% of sales(11)	16.3%	16.0%	15.8%	16.0%	16.5%	16.5%	16.7%

Financial overview

In the first quarter of 2008, sales decreased by $41 million, or 4%, to $959 million, compared to $1 billion in 2007. Operating income decreased by $63 million to a loss of $6 million, including specific items that substantially affected results in 2008 and 2007. Excluding these specific items, which will be discussed in detail in each segment, operating income was down $25 million or 75%, to $8 million, compared to $33 million in 2007. Operating income decreased due to the strengthening of the Canadian dollar and a substantial increase in raw materials and energy costs during the period. Operating income also includes a provision of $4 million resulting from the collapse of a roof section at the Company’s printed papers converting centre located in Saint-Jérôme in March 2008. The Company’s net loss, including specific items, was $4 million or $0.04 per share, compared with net earnings of $22 million or $0.22 per share in 2007.

Historical financial information

(In millions of Canadian dollars, unless otherwise noted) (Restated to conform with the presentation of discontinued operations)	2006 Total	Q1	Q2	Q3	Q4	2007 Total	2008 Q1
Sales
Packaging
Boxboard (1)	1,359	344	352	332	315	1,343	329
Containerboard	600	294	307	310	282	1,193	291
Specialty products	691	215	211	206	202	834	209
Inter-segment sales	(68)	(27)	(29)	(26)	(26)	(108)	(28)
	2,582	826	841	822	773	3,262	801
Tissue Papers	727	186	180	176	171	713	170
Inter-segment sales and Corporate activities	(31)	(12)	(13)	(14)	(7)	(46)	(12)
	3,278	1,000	1,008	984	937	3,929	959
Operating income (loss) before depreciation and amortization ‘‘OIBD’’(2)
Packaging
Boxboard (1)	57	33	12	15	9	69	(1)
Containerboard	44	39	37	46	30	152	34
Specialty products	45	18	11	15	15	59	9
	146	90	60	76	54	280	42
Tissue Papers	116	19	16	16	15	66	12
Corporate avtivities	(5)	1	5	1	(1)	6	(9)
	257	110	81	93	68	352	45
OIBD excluding specific items (2)
Packaging
Boxboard (1)	55	8	12	15	9	44	9
Containerboard	91	40	44	48	44	176	37
Specialty products	58	18	11	15	16	60	9
	204	66	67	78	69	280	55
Tissue Papers	116	19	15	16	15	65	12
Corporate avtivities	(5)	1	5	1	(2)	5	(8)
	315	86	87	95	82	350	59

(In millions of Canadian dollars, unless otherwise noted) (Restated to conform with the presentation of discontinued operations)	2006 Total	Q1	Q2	Q3	Q4	2007 Total	2008 Q1
Operating income (loss) from continuing operations	96	57	30	38	19	144	(6)
Excluding specific items (2)	154	33	36	40	33	142	8
Net earnings (loss)	3	22	45	16	12	95	(4)
Excluding specific items (2)	52	5	7	9	1	22	(9)
Net earnings (loss) per share (in dollars)
Basic	$0.04	$0.22	$0.45	$0.16	$0.12	$0.95	$(0.04)
Basic, excluding specific items (2)	$0.64	$0.05	$0.07	$0.09	$0.01	$0.22	$(0.09)
Cash flow from operations (adjusted) (2)	183	41	46	55	36	178	17
Excluding specific items	196	49	48	56	49	202	26
Cash flow from operations (adjusted) per share (in dollars) (2)
Basic	$2.26	$0.41	$0.46	$0.56	$0.36	$1.79	$0.17
Basic, excluding specific items	$2.42	$0.49	$0.48	$0.57	$0.49	$2.03	$0.26
Cascades North American US$ selling price index (index 2002 = 1,000) (3)	1,271	1,314	1,341	1,382	1,411	1,362	1,411
Cascades North American US$ raw materials index (index 2002 = 300) (4)	361	438	465	497	521	480	542
US$/CAN$	$0.88	$0.85	$0.91	$0.96	$1.02	$0.93	$1.00
Natural Gas Henry Hub - US$/mmBtu	$7.23	$6.77	$7.55	$6.16	$6.97	$6.86	$8.03
Return on assets (%) (5)	10.8%	10.5%	9.8%	9.5%	8.9%	8.9%	8.3%

(1) Starting in Q1 2008, numbers take into account the merger of our European recycled boxboard assets with Reno de Medici.

(2) See “Supplemental information on non-GAAP measures”.

(3) The Cascades North American selling prices index represents an approximation of the Company’s’ manufacturing (excluding converted products) selling prices in North America. It is weighted according to shipments, and includes some of the main Cascades products for which prices are available in Pulp & Paper Week magazine and the Cascades Tissue Index. This index should only be used as a trend indicator, as it may differ from our actual selling prices and our product mix. The only non-manufacturing prices reflected in the index are those for tissue. In fact, the tissue pricing indicator, which is blended into the Cascades North American selling prices index, is the Cascades tissue paper selling prices index, which represents a mix of primary and converted products.

(4) The Cascades North American raw materials index represents the average weighted cost paid for some of our manufacturing raw materials, namely recycled fibre, virgin pulp and woodchips, in North America. It is weighted according to purchase volume (in tons). This index should only be used as a trend indicator and may differ from our actual manufacturing purchasing costs and our purchase mix.

(5) Return on assets is a non-GAAP measure and is defined as: LTM OIBD excluding specific items/LTM average of total quarterly assets.

Financial results for the 3-month periods ended
March 31, 2008 and 2007

Sales

Sales decreased by $41 million, or 4%, to $959 million versus $1 billion in 2007. Net average selling prices in U.S. dollars and Euros rose in all of our main segments, but were offset by the 17% increase of the Canadian dollar versus the U.S. dollar. Shipments were relatively stable compared with the first quarter of 2007.

Operating income before depreciation and amortization (“OIBD”)

The Company generated $45 million in OIBD, compared to $110 million in 2007. The OIBD margin decreased for the period, to 4.7%, compared to 11% in 2007. Excluding specific items, the OIBD stood at $59 million, compared to $86 million in 2007, a decrease of $27 million or 31%, which resulted from higher raw materials costs and the strengthening of the Canadian dollar, both of which had an estimated $40 million and $26 million negative impact. The Company was able to compensate for these negative effects through increased selling prices for an estimated contribution $50 million. OIBD includes a provision of $4 million resulting from the collapse of a roof section at the Company’s printed papers converting centre located in Saint-Jérôme, in March 2008.

The main variances in operating income before depreciation and amortization, excluding specific items, are shown below. Selling price increases offset, in part, the negative impact of higher raw materials costs and the rise of the Canadian dollar:

The operating income before depreciation variance analysis by segment is as follow:

OIBD variance analysis

			Specialty	Packaging		Corporate
(in millions of dollars)	Boxboard	Containerboard	Products	Total Packaging	Tissue Paper	Activities	Consolidated
OIBD for the 3-month period ended March 31, 2007 (excluding specific items)	8	40	18	66	19	1	86
Positive (negative) impact from:
Volume (shipments)	(1)	(2)	1	(2)	1	—	(1)
Selling price & mix	13	28	3	44	7	(1)	50
Raw materials (1)	(7)	(14)	(7)	(28)	(12)	—	(40)
Variation of the CAN$ (2)	(6)	(11)	(7)	(24)	(3)	1	(26)
Energy price & consumption	—	(2)	—	(2)	(2)	—	(4)
Other variable costs (3)	(1)	(3)	—	(4)	2	(1)	(3)
Fixed costs and others (4)	—	2	1	3	—	(7)	(4)
Other sectors (5)	2	(1)	—	1	—	(1)	—
Business acquisitions and disposals	1	—	—	1	—	—	1
Change in OIBD for the year	1	(3)	(9)	(11)	(7)	(9)	(27)
OIBD excluding specific items	9	37	9	55	12	(8)	59
Specific items	(10)	(3)	—	(13)	—	(1)	(14)
OIBD for the 3-month period ended March 31, 2008	(1)	34	9	42	12	(9)	45

(1) The impacts of these estimated costs are based on production costs per unit, which are affected by yield, product mix changes and purchase and transfer prices. In addition to market pulp and recycled fibre, they include purchases of externally-sourced boards and parent rolls for the converting sectors and other raw materials such as plastics and woodchips.

(2) The estimated impact of the exchange rate is based on the Company’s national and export sales less purchases that are impacted on by the exchange rate changes, mainly the CAN$/US$ variation. It also includes the impact of exchange rates on the Company’s working capital items and cash position.

(3) The impact of these estimated variable costs is based on production costs per unit, which are affected by downtimes, efficiencies and product mix changes.

(4) Includes all other costs such as repair and maintenance, selling and administration and profit sharing.

(5) Includes change in OIBD of operating units that are not in the manufacturing or converting sectors.

Specific items included in operating income before depreciation and amortization

The Company incurred some specific items in 2008 and 2007 that adversely or positively affected its operating results. We believe that it is useful for readers to be aware of these items, as they provide a measure of performance against which to compare the Company’s results between periods notwithstanding these specific items.

Gains and losses on disposal

In 2008 and 2007, the Company recorded the following gains and losses:

	2008	2007
Loss on contribution to a joint venture	5	—
Gain on business disposal	—	(25)
	5	(25)

• In the first quarter of 2008, following the transaction with Reno de Medici S.p.A. (“RdM”) the Company recorded a loss of $5 million since the value, as at March 1, 2008, of the shares received as a consideration was lower than the contributed book value of the assets transferred.

• In the first quarter of 2007, the Company disposed of its investment in a joint venture (in the Boxboard segment) for a consideration of $38 million (US$32 million). The Company realized a gain of $25 million, before income taxes of $11 million.

Impairment loss, closure and restructuring costs

The following impairment charges and closure and restructuring costs were recorded in 2008 and 2007:

		2008		2007
	Impairment	Closure and restructuring costs	Impairment	Closure and restructuring costs
Boxboard-Dopaco (Bakersfield)	—	2	—	—
Boxboard-Corporate	—	2	—	—
Containerboard–Red Rock	—	4	—	2
	—	8	—	2

In March 2008, the Company closed the operations at its Dopaco converting plant located in Bakersfield, California and transferred substantially all of its production to its plant located in Stockton, California. The Company recorded a provision of $2 million. In March 2008, the Company announced the integration of its North American boxboard operations with its containerboard operations. As a result, the Company recorded a restructuring provision of $2 million. The Company also recorded an additional provision of $4 million related to the pension plan settlement of its Containerboard Red Rock mill, which was closed in 2006.

Financial instruments

The Company did not record any unrealized losses or gains in 2008 compared to a $7 million gain in 2007 on certain financial instruments that were not designated as hedging instruments.

Inventory adjustment resulting from business acquisitions

As a consequence of the preliminary allocation of the combination value on the RdM transaction, operating results for the first quarter of 2008 were reduced by $1 million since the inventory acquired at the time of the combination was recognized at fair value and no profit was recorded on its subsequent sale. The results of the first quarter of 2007 were reduced by $6 million, for the same reasons, following the Norampac acquisition at the end of 2006.

Business highlights

Over the past two years, the Company finalized several transactions (closure or sale of certain operating units) in order to optimize its asset base or streamline its cost structure.

The following transactions that occurred in 2007 and 2008 should be taken into consideration when reviewing the overall or segmented analysis of the Company’s results:

Closure, restructuring and disposal

Boxboard Group

1) In the first quarter of 2007, the Company disposed of an investment in a joint venture pertaining to its converting operations.

2) In the first quarter of 2008, the Company closed the operations at its Dopaco converting plant located in Bakersfield, California and transferred production to its plant located in Stockton, California.

3) In the first quarter of 2008, the Company announced the integration of its North American boxboard operations with its containerboard operations.

Containerboard Group

4) On August 30, 2006, the Company announced that it had ceased operations at its Red Rock, Ontario containerboard mill for an indefinite period of time. The mill was sold to a third party in December 2007.

Specialty Products Group

5) In 2007, the Company decided to dispose of its Greenfield SAS pulp mill, located in France. The transaction was completed on January 7, 2008. This activity is presented as a discontinued operation.

Business acquisitions

Boxboard Group

6) Transaction with Reno de Medici S.p.A. (“RdM”)

On June 20, 2007, Reno de Medici S.p.A., a public company based in Milan, Italy, announced, along with the Company, the signature of a Letter of Intent for the negotiation of terms and conditions pertaining to a potential combination of RdM’s and Cascades S.A.’s European recycled cartonboard business. Concurrently with the proposed merger, Cascades S.A. and a group of present RdM shareholders were expected to enter into a three-year shareholders’ agreement covering matters related to corporate governance (where Cascades S.A. and a group of current RdM shareholders would be equally represented on the RdM board of directors). The agreement also provided for an 18-month lock-up, followed by reciprocal first-refusal and tag-along rights.

On September 14, 2007, the Company announced that the definitive combination agreement and shareholders’ agreement had been signed. The combination agreement was subject to certain conditions, including approval by appropriate regulatory authorities as well as by RdM shareholders at a special meeting. On October 29, 2007, it was approved by RdM shareholders. The transaction was declared effective March 1, 2008, and all conditions pertaining to the merger have been met.

As a result of this transaction, the Company contributed its recycled boxboard manufacturing assets, located in Blendecques, France, and Arnsberg, Germany, as well as its sheeting centre in Wednesbury, U.K., having a net book value of $88 million (€59 million) in exchange for 115.6 million shares or 30.6% of outstanding shares in RdM representing a contribution of $81 million (€54 million). The Company’s investment in RdM is proportionally consolidated since that date, as the Company and a group of current shareholders have joint control of RdM.

Discontinued operations

In 2007, the Company decided to dispose of its Greenfield SAS pulp mill located in France and of its Scierie Lemay sawmill located in Quebec. The discontinued operations also include the Fine papers activities which were closed or sold in 2006 and 2005. Consequently, the assets, liabilities, earnings and cash flows from these activities for the current period and for all comparative periods are classified as discontinued operations.

                Condensed statements of earnings (loss) and cash flows relating to these discontinued operations are presented in the table below. The condensed balance sheet is presented in Note 2 of the consolidated financial statements.

	2008	2007
Condensed statements of earnings (loss)
Sales	5	24
Operating income (loss)(1)	23	(2)
Interest expense	1	1
Provision for (recovery of) income taxes	3	(1)
Net earnings (loss) from discontinued operations	19	(2)
Net earnings (loss) per share from discontinued operations	$0.19	$(0.02)
Condensed statements of cash flows
Operating activities	(2)	(10)
Investing activities	37	—
Financing activities	—	(1)
	35	(11)

	2008	2007

(1) Operating loss includes the following items:
Gain on the disposal of the Greenfield pulp mill	24	—
Total	24	—

Business segment review

Packaging products

	Sales (in millions of dollars)		OIBD (in millions of dollars)		Shipments (1) (in thousands short tons)		Average selling price (in Canadian dollars/unit)				Average selling price (in U.S. dollars or Euro/unit)				Price reference (in U.S. dollars or Euro/unit)
	2008	2007	2008	2007	2008	2007	2008		2007		2008		2007		2008	2007
Boxboard
Manufacturing - North America	68	78	(9)	(7)	103	109	657		717		655		612		733	685
Manufacturing - Europe(2)	127	123	3	3	150	151	850		813		€565		€530		€815	€801
Converting	158	169	12	38	70	71	2,243		2,391		2,234		2,041		n/a	n/a
Others and eliminations	(24)	(26)	(7)	(1)	(31)	(30)
	329	344	(1)	33	292	301
Containerboard
Manufacturing	154	154	17	21	310	301	497		511		495		436		555	515
Converting	227	239	14	15	196 (3)	203 (3)	1,155	(3)	1,176	(3)	1,150	(3)	1,004	(3)	n/a	n/a
Others and eliminations	(90)	(99)	3	3	(158)	(153)
	291	294	34	39	348	351
Specialty products
Manufacturing	76	86	(1)	4	88	92	863		928		860		792		795	744
Converting	63	59	5	7	32	27
Recovery, deinked pulp and others	70	70	5	7	(4)	(4)
	209	215	9	18	116	115
Eliminations	(28)	(27)
Total	801	826	42	90	756	767	801				801				801
Total excluding specific items
Boxboard(2)			9	8
Containerboard			37	40
Specialty products			9	18
Excluding specific items			55	66

(1) Total shipments do not take into account the elimination of business sector intercompany shipments.

(2) 2008 numbers includes 30,6% of Reno de Medici since March 1, 2008.

(3) Is equal to 3,217 million square feet (msf), 71 CAN$/msf, 70 US$/msf in 2008, and to 3,222 million msf, 74 CAN$/msf, 63 US$/msf in 2007.

Sales in the Packaging Products segment decreased by $25 million or 3%, to $801 million versus $826 million in 2007, due to lower selling prices in Canadian dollars following the rise of the Canadian dollar versus the U.S. dollar.

The Packaging Products segment’s OIBD stood at $42 million for the period, compared to $90 million in 2007. In 2008, OIBD includes closure and restructuring costs of $8 million and a loss of $5 million resulting from the merger of the European boxboard recycled assets. OIBD in 2007 includes a gain of $25 million, resulting from the divestiture of a joint venture interest in the Boxboard Group. Excluding specific items, the OIBD was lowered by 17%, to $55 million compared to $66 million in 2007, resulting from the increase in raw materials costs and the strengthening of the Canadian dollar, both of which factors were offset in part by higher selling prices.

Boxboard

Sales for the Boxboard Group totaled $329 million in 2008, compared to $344 million in 2007. Over the course of this period, shipments by primary mills decreased 5% in North America, due primarily to lower demand. In North America, average selling prices for primary manufacturing mills rose by $43 US per ton over 2007. However, that increase was more than offset by the stronger Canadian dollar. On the converting side, increased selling prices in the QSR sector and the general folding carton sector were partially offset by a stronger Canadian dollar and a highly competitive market.

In Europe, the contemplated transaction with RdM was declared effective March 1, 2008. As a result of this transaction, the Company contributed its recycled boxboard manufacturing assets, located in Blendecques, France, and Arnsberg, Germany, as well as its sheeting centre in Wednesbury, U.K., for a consideration of 115.6 million or 30.6% of outstanding shares in RdM. Cascades’ investment in RdM is proportionally consolidated since that date, as the Company and a group of current shareholders have joint control of RdM.

Sales, operating income before depreciation and volume in Europe were relatively stable compared to the first quarter of 2007. Improved selling prices in Euros and the positive impact of the conversion to Canadian dollars compensated for the increase in raw materials costs. Market conditions and the price environment remain challenging for both the recycled and virgin mills. Market-related downtime might be necessary to keep the inventory level in balance. Following this transaction with RdM, the Company recorded a loss of $5 million as the value of the consideration received was lower than the contributed book value of the assets transferred.

Operating loss before depreciation and amortization, excluding specific items, increased by $1 million to $9 million compared to $8 million in 2007. Operating results were negatively impacted by approximately $7 million due to higher raw materials costs in both North America and Europe following significant increases in recycled paper and pulp prices on the mill side and, in part, by external board purchases carried out by our converting operations. This negative impact was offset by improved average selling prices for a positive contribution of approximately $13 million. However, the strengthening of the Canadian dollar had an adverse impact of $6 million. A boiler failure at the Toronto mill also adversely affected OIBD in the first quarter of 2007.

In 2008, our QSR business (Dopaco) continues to face many challenges associated with a very competitive market place, and must constantly find ways to reduce costs where possible. As a result of this challenge and recent expansion of the Stockton QSR facilities, the Company made the difficult decision to close the Bakersfield operation, effective March 8, 2008. We believe this closure is essential to continuing to meet the cost challenges that we face in the Quick Service Restaurant and Foodservice supply industries, while maximizing the return on our recent investments in Stockton. This initiative resulted in a closure and restructuring costs provision of $2 million.

Also in 2008, the Boxboard Group faced a reorganization of its management. The Company announced the integration of its North American boxboard operations with its containerboard operations.

This change does not include our QSR folding carton operations (Dopaco). As a result of this change, the Company recorded a restructuring provision of $2 million. The new management team is currently reviewing all strategic alternatives in order to optimize the profitability of these assets, and downtime might be taken in North American mills to reduce the inventory level and keep production and demand in balance.

In 2007, this Group recorded a $25-million gain on the disposal of its interest in GSD, a joint venture company in its QSR converting business, for a cash consideration of $38 million (US$ 32 million).

Containerboard

The Containerboard Group’s sales decreased by $3 million to $291 million for the first quarter of 2008 compared with $294 million for the same period in 2007. Both the manufacturing and converting sectors have seen better US$ pricing levels in 2008 compared to 2007. Overall transaction prices for manufacturing products in 2008 were 13% higher, on average, than in 2007. However, the increase was offset by the strengthening of the Canadian dollar.

Manufacturing shipments increased by 3% and translated to an operating rate of 97%. Converting shipments stayed relatively stable in terms of million square feet. The Canadian and U.S. corrugated markets, particularly in the Northeastern U.S. region, continue to be challenging. Industry box shipments were down by 2.4% in Canada and by 2.3% in the U.S. The U.S. industry’s combined mill and box plant inventories were at approximately 4.1 weeks of supply level at the end of March 2008, which is the same as March 2007.

Operating income before depreciation and amortization, excluding specific items, decreased by $3 million to $37 million for the first quarter of 2008 compared with $40 million for the same period in 2007. The recycled paper costs consumed had a negative impact of approximately $14 million taking into account our hedging portfolio. The strengthening of the Canadian dollar also negatively impacted on the results, by $11 million. Finally, energy costs also rose by $2 million. Those negative impacts were almost all offset by better selling prices in both the manufacturing and converting sectors.

The Containerboard Group incurred closure costs of $4 million following the settlement of the pension plan of the Red Rock facility, which was closed at the end of 2006, compared to closure costs of $2 million in the first quarter of 2007. This Group also incurred an unrealized gain of $1 million on financial instruments compared with a gain of $7 million in 2007. Due to the preliminary purchase price allocation done at the end of 2006, the 2007 first-quarter operating results were reduced by $6 million since the inventories acquired at the end of 2006 were recognized at fair value and no profit was recorded on their subsequent sale.

Specialty products

Sales for the Specialty Products Group decreased by $6 million, to $209 million compared with $215 million in the first quarter of 2007. In addition to the unfavorable exchange rate impact, weaker demand negatively affected our Kraft and Fine papers businesses. Despite tough market conditions, our Industrial Packaging activities increased its sales over 2007, mostly as a result of new business in the United States combined with higher volume emanating from a U.S. acquisition in our honeycomb division in the third quarter of 2007. Volume remains relatively stable for our Plastic and Moulded Pulp segments. Finally, a higher waste paper market price compared to last year’s explains in large part the 6% sales increase recorded for our recovery paper sector.

Operating income before depreciation excluding specific items, decreased to $9 million compared with $18 million in 2007. The significant strengthening of the Canadian dollar over last year negatively impacted profitability by $7 million. Rising prices for recycled papers, coupled with limited ability to increase our prices to customers in a very competitive environment, resulted in a $4 million net spread decrease (sales price – raw materials price) over 2007. By adopting a strategy of realigning its product offering from commodity to specialty and high recycled content, the Fine Papers sector was able to maintain its margin despite the higher raw materials costs.

Tissue papers

Although total shipments increased by 2.7%, Tissue Group sales decreased by 8.8% to $170 million in 2008, compared to $186 million in 2007. The decrease in sales is mainly due to the strengthening of the Canadian dollar and to the 6% increase in the proportion of jumbo rolls on total shipments compared to 2007, for which selling prices are lower than for converted products. Average net realized prices in US$ were 4.1% higher in 2008 versus 2007, as a result of price increases implemented over 2007 in parent rolls, in the U.S. commercial and industrial markets, and in the U.S. retail markets.

The Tissue Group’s operating income before depreciation and amortization, excluding specific items, stood at $12 million in 2008, compared with $19 million in 2007. This Group was negatively affected by increases in energy and raw materials production costs for $2 and $12 million respectively, which were partly offset by an increase in the average realized U.S.-dollar selling price of converted products and parent rolls. The negative impact of foreign exchange accounted for $3 million.

Tissue Papers

	Sales (in millions of dollars)		OIBD (in millions of dollars)		Shipments (in thousands short tons)		Average selling price (in Canadian dollars/unit)		Average selling price (in U.S. dollars or Euro/unit)		Price reference (in U.S. dollars or Euro/unit)
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Manfacturing & converting	170	186	12	19	112	109	1,486	1,666	1,480	1,422	1,560	1,433
Excluding specific items			12	19

Corporate activities

Corporate activities include OIBD from the Company’s Engineering division, which has been involved in a construction project in Western Canada for a third party since late 2006. This project is expected to last until the second quarter of 2008. The profit from this project in 2008 was lower than that of 2007. It is impossible at this point to determine if this type of activity will continue in the future.

The results of the corporate activities include a provision of $4 million resulting from the collapse of a roof section at the Company’s printed papers converting centre located in Saint-Jérôme, in March 2008. Production quickly returned to normal and the Company has entrusted its die-cutting operations to sub-contractors, to ensure customer satisfaction. The damage did not cause any injuries and our manufacturing unit was not affected. Despite regular maintenance, the roof was simply unable to hold up to weather conditions at the time. Repairs are already in progress and are estimated to take several weeks. The Company also recorded an unrealized loss on financial instruments of $1 million in the first quarter of 2008.

Other items analysis

Depreciation and amortization

Depreciation and amortization decreased to $51 million in 2008, from $53 million in 2007. This was primarily the result of finalization, late in the fourth quarter of 2007, of the purchase price allocation for acquiring the remaining 50% share in Norampac in late 2006, which led to a drop in the depreciation and amortization expense.

Operating income (loss)

As a result of the above, operating income decreased by $63 million, to a loss of $6 million, versus an operating income of $57 million in 2007. Operating margins decreased from 5.7% in 2007 to (0.6)% in 2008.

Excluding specific items, operating income for the first quarter stood at $8 million, compared to $33 million in 2007. Operating margins decreased from 3.3% in 2007 to 0.8% in 2008.

Interest expense

The interest expense was lowered to $24 million, versus $26 million in 2007. Debt level increased consequent to working capital requirements for 2007. Interest on the Company’s U.S.-denominated debts was reduced due to the strengthening of the Canadian dollar.

Foreign exchange gain on long-term debt

In 2008, the Company recorded a foreign exchange loss of $5 million on its U.S.-denominated debts, as the Canadian dollar decline to US$0.973 against the U.S. dollar as at March 31, 2008, compared to US$1.012 as at December 31, 2007. This compares to a foreign exchange gain of $4 million in 2007. These gains or losses have no impact on the Company’s liquidities.

In 2007, the Company entered into derivatives instruments to fix US$900 million of its U.S.-denominated debt at an average exchange rate of CAN$0.981 (US$1.019). These instruments are recorded at fair value on the balance sheet with fluctuation in earnings, and the resulting gain or loss is included in the foreign exchange gain or loss described above.

Provision for income taxes

The 2008 recovery of income tax was $9 million, for an effective rate of 26% including the impact of all specific items. Excluding these specific items, the effective tax rate is approximately 32%.

The effective tax rate and current income taxes are affected by the results of certain subsidiaries and a joint venture located in countries where the income tax rate is higher than in Canada, notably Germany, Italy and the United States.

Share of results of significantly influenced companies

The share of results of significantly influenced companies is mainly represented by our 34% interest in Boralex Inc., a Canadian public company that produces green and renewable energy, with operations in the northeastern United States, Canada and France.

Results of discontinued operations

The results of discontinued operations include those of the Greenfield and Scierie Lemay facilities. On January 7, 2008, the Company sold its Greenfield SAS pulp-mill, located in France, for an amount of $41 million (€28 million), of which $4 million (€3 million) was received in April 2008. This transaction resulted in a gain of $24 million before related income taxes of $4 million.

Net earnings (loss)

As a result of the foregoing factors, the Company posted a net loss of $4 million, or $0.04 per share in 2008, compared to net earnings of $22 million or $0.22 per share in 2007. After excluding certain specific items, however, the net loss stood at $9 million or $0.09 per share compared to net earnings of $5 million or $0.05 per share in 2007.

Liquidity and capital resources

Cash flows from operating activities

Operating activities required $31 million in liquidity in 2008, compared to $37 million in 2007. Changes in non-cash working capital components required $48 million in funds, compared to $78 million in 2007. The 2008 cash outflow is mainly attributable to increased inventories in preparation of expected increase business activities in the second and third quarter. In addition, increase business activities in the U.S. market in the Specialty product Group and higher overall selling prices also increased the level of our accounts receivable. As at March 31, 2008, our involvement in a construction project for a third party (corporate activities) required approximately $20 million in funds during the period resulting from high accounts receivable at the end of March. This use of funds should decrease in 2008, as completion of this project is expected at the end of second quarter. The working capital level was also lower at the end of 2007 due to slower business activities and mills temporary shutdown for the year-end period.

Cash flow from operating activities, excluding the change in non-cash working-capital components, stood at $17 million for 2008 compared to $41 million in 2007. Specific amounts of $8 million related to closure and restructuring charges and $1 million for an inventory fair value adjustment resulting from the Reno de Medici combinaison reduced cash flow from operating activities in 2008 versus $8 million in 2007. This cash flow measure is significant, since it places the Company in a position to pursue its capital expenditures program and reduce its indebtedness.

Investing activities

Investment activities in 2008 required total cash resources of $36 million mainly for capital expenditure projects.

                The largest capital projects during the period were:

Boxboard ($13 million)

–             $7 million to add converting equipment for QSR business

–             $1 million to install a pulper at the East-Angus mill

–             $1 million to install a new turbo generator in the Larochette, France mill

–             $1 million for new converting equipment in the Kentucky converting unit

Containerboard ($6 million)

Specialty Products ($3 million)

–             $1 million in new equipment at the Birmingham papermill packaging plant

–             $1 million for sorting equipment in the recycling paper segments.

Tissue ($10 million)

–             $2 million to complete the new de-inking unit in Memphis, Tennessee

–             $3 million for new converting equipment in Candiac- and Arizona, and for expansion of the Wisconsin converting facility

Corporate activities ($2 million)

–             Investments aimed at energy consumption reduction.

The merger of our European recycled boxboard assets with RdM did not generate or require any cash since the consideration was in shares from RdM. As at the transaction date, our share of the cash and cash equivalent owned by RdM’s amounted to $6 million.

Financing activities

In 2008, the Company borrowed $11 million on its revolving facilities to finance the investments and meet the working capital requirements discussed above.

The Company also redeemed 282,300 of its common shares on the open market, pursuant to a normal-course issuer bid, for an amount of $2 million. Including these transactions and the $4 million in dividends paid out during 2008, financing activities provided $19 million in liquidity.

Liquidity from discontinued operations

In 2007, the Company reclassified the Scierie Lemay (sawmill) and Greenfield SAS (pulp mill) activities as discontinued operations. The Greenfield pulp mill was sold in early January 2008 for a cash consideration of $41 million (€28 million), of which $4 million (€3 million) was received in April 2008. These businesses required no cash utilization for their operating activities and $2 million was paid, in 2008, relating to a 2006 legal settlement of our Fine paper activities.

Debt refinancing

On May 7, 2008, the Company amended its credit facility to extend its 12-month unsecured revolving credit facility from June 2008 to June 2009 and to maintain the current financial covenant until June 30, 2009.

Consolidated financial position as at March 31, 2008 and December 31, 2007

Following are the Company’s financial position and ratios. These figures include our share of Reno de Medici’s financial position.

(in millions of Canadian dollars)	2008	2007
Working capital (1)	682	616
% of sales (2)	16.7%	16.5%
Bank loan and advances	88	47
Current portion of long-term debt	9	4
Long-term debt	1,670	1,570
Total debt	1,767	1,621
Shareholders’ equity	1,246	1,199
Total equity and debt	3,013	2,820
Ratio of debt/total equity and debt	58.6%	57.5%
Shareholders’ equity per share	$12.60	$12.09

(1) Working capital includes accounts receivable plus inventories less accounts payable. It excludes an unpaid provision for closure and restructuring costs in the amount of $19 million as at March 31, 2008 and $19 million as at December 31, 2007. It also excludes the current portion of derivatives financial instruments in the amount of $11 million ($11 million – 2007) and the current portion of future taxes liability in the amount of $1 million ($1 million–2007).

(2) % of sales = LTM working capital/LTM sales.

Liquidity available via the Company’s credit facilities, along with the cash flow generated by its operating activities, will provide it with sufficient funds to meet its financial obligations and fulfill its capital expenditure program. At the end of the first quarter of 2008, the Company had $234 million (net of a credit letter in the amount of $37 million) available under its $850 million revolving credit facility, and its unsecured facility, but excluding other joint venture credit agreements.

Outlook

CASCADES

We expect a seasonal pickup in activity in most of our business segments which when combined with better overall selling prices and the recent drop in fibre costs should positively impact our second quarter results. We will continue managing our portfolio of assets proactively and concentrating our efforts on the successful integration of our North American boxboard activities to the Norampac operations. Management at Norampac, which is presently conducting a comprehensive review of the boxboard operations, is expected to determine its action plan in the coming months to optimize the asset base and improve the profitability of those operations. Furthermore, we will aggressively intensify our cost reduction program and tighten management of our cash flows to improve our overall competitiveness as well as our financial flexibility. As we have demonstrated over the past three years, we remain focused on delivering on our action plan and we will not hesitate to act to stay ahead of the curve in the face of a rapidly changing environment.

PACKAGING Boxboard

In North America, following the integration of the manufacturing and folding carton business with Norampac, the Group will continue to carefully reevaluate all units with the idea to increase the flexibility of production between the mills, to maintain lower inventories and to better serve our customers. Accordingly, the Group took downtime at the beginning of April. In Europe, management will continue to actively monitor its inventory level, to implement restructuring initiatives and to focus on the execution of the merger with Reno de Medici.

PACKAGING Containerboard (Norampac)

In the coming months, the Containerboard Group will carefully monitor business conditions to maintain the right balance between production and inventory levels. In Canada, the Group anticipates a continuously strong competition in its box plant operations and it will continue to optimize its plant production system.

PACKAGING Specialty Products

The Specialty Products Group expects to benefit from the implementation of price increases in its fine papers and kraft paper businesses and from the better stability of production in its converting fine paper operations following a roof collapse in Q1. Also in these sectors, the Group will continue to implement its cost reduction program. In the plastic operations, the Group should benefit from a seasonal pickup in demand but it will continue to be negatively affected by the high input cost of petroleum products. Finally, the Group continues to seek to expand its waste paper recovery and processing activities.

TISSUE PAPERS

Overall, the Tissue Group anticipates that market conditions will improve in the upcoming quarters. In fact, the Group’s operations are expected to benefit from the gradual implementation of prices increases in the US retail market in Q1, from the beginning of the implementation of price hikes for parent rolls and in the US away-from-home market in April. On the cost side, prices for sorted office papers remain an issue but they slightly retreated in May. Strategically, the Group will continue to mainly invest in its converting operations and in marketing to leverage the favorable market positioning of its environmentally-sound products. Finally, this Group analyzes different alternatives to improve its equipments for the processing of lower quality recycled fibre.

Capital stock information

As at March 31, 2008, issued and outstanding capital stock consisted of 98,862,051 common shares (99,144,351 as at December 31, 2007), and 2,459,056 stock options were issued and outstanding (2,459,056 as at December 31, 2007). During this period, no option was exercised, issued or forfeited.

As at May 7, 2008 issued and outstanding capital stock consisted of 98,854,651 common shares and 2,459,056 stock options.

Introduction of new accounting standards in 2008

Inventories

On January 1, 2008, the Company adopted, without restating the comparative figures, the CICA published Section 3031, “Inventories”. This new standard establishes measurement and disclosure requirements concerning inventories. The new requirements will be effective January 1, 2008. The application of this new standard by the Company decreased inventories by approximately $2 million, increased property, plant and equipment by $7 million and future income taxes and retained earnings by $2 million and $3 million respectively.

New accounting standards not yet adopted

Goodwill and intangible assets

In February 2008, the CICA published Section 3064, “Goodwill and Intangible Assets”. This new standard establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The requirements will be effective for the interim period and annual financial statements relating to fiscal years starting on or after October 1, 2008. The Company is presently evaluating the impact of this new standard.

International Financial Reporting Standards

In 2006, Canada’s Accounting Standards Board ratified a strategic plan that will result in the evolution and convergence with International Financial Reporting Standards (“IFRS”) of Canadian GAAP, as used by public companies, over a transitional period currently expected to end by 2011. The precise timing of convergence will depend on an Accounting Standards Board “progress review”, to be undertaken and released by March 31, 2008. Canadian GAAP will be converged with IFRS through a combination of two methods: as current joint-convergence projects of the United States’ Financial Accounting Standards Board and the International Accounting Standards Board are agreed upon, they are expected to be adopted by Canada’s Accounting Standards Board and may be introduced in Canada before the complete changeover to IFRS; standards not subject to a joint-convergence project will be revealed in an omnibus manner for introduction at the time of the complete changeover to IFRS. The Company will convert to these new standards based on the timetable accompanying these new rules. The Company will closely monitor changes arising from this convergence.

Internal control over financial reporting

Internal control over financial reporting (“ICFR”) is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with GAAP in its financial statements. The President and Chief Executive Officer and the Vice-President and Chief Financial Officer have evaluated whether there were changes to its ICFR during the three-month period ended March 31, 2008 that have materially affected, or are reasonably likely to materially affect, Company’s ICFR. No such changes were identified through their evaluation.

Supplemental information on non-GAAP measures

None of the following items is a measure of performance under Canadian GAAP: operating income before depreciation and amortization (OIBD), operating income, cash flow from operations and cash flow from operations per share. The Company includes OIBD, operating income, cash flow from operations and cash flow from operations per share because these elements are measures used by management to assess the operating and financial performance of the Company’s operating segments. Moreover, the Company believes that these items provide additional measures often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. However, these measures do not represent, and should not be used as, a substitute for net earnings or cash flows from operating activities as determined in accordance with Canadian GAAP, nor are they necessarily an indication of whether or not cash flow will be sufficient to fund our cash requirements. In addition, our definition of OIBD, operating income, cash flow from operations (adjusted) and cash flow from operations (adjusted) per share may differ from those of other companies. “Cash flow from operations (adjusted)” is defined as cash flow from operating activities as determined in accordance with Canadian GAAP, excluding the change in working capital components, and cash flow from operations (adjusted) per share is determined by dividing cash flow from operations by the weighted average number of common shares for the period in question.

Operating income before depreciation and amortization excluding specific items, operating income excluding specific items, net earnings excluding specific items, net earnings per common share excluding specific items, cash flow from operations (adjusted) excluding specific items and cash flow from operations (adjusted) per share excluding specific items are non-GAAP measures. The Company believes that it is useful for investors to be aware of specific items that adversely or positively affected its GAAP measures, and that the above-mentioned non-GAAP measures provide investors with a measure of performance that can be used to compare its results between periods without regard to these specific items. The Company’s measures excluding specific items have no standardized meaning prescribed by GAAP, nor are they necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

Specific items include charges for impairment of assets, charges for facility or machine closures, debt restructuring charges, gain or loss on sale of business units, unrealized gain or loss on financial instruments that do not qualify for hedge accounting, foreign exchange gain or loss on long-term debt and other significant items of an unusual or a non-recurring nature.

Net earnings (loss), a performance measure defined by Canadian GAAP, is reconciled below with operating income (loss), operating income excluding specific items and operating income before depreciation and amortization excluding specific items:

	For the 3-month periods ended March 31
(in millions of Canadian dollars)	2008	2007
Net earnings (loss)	(4)	22
Net earnings (loss) from discontinued operations	(19)	2
Non-controlling interest	1	1
Share of results of significantly influenced companies	(4)	(4)
Provision for (recovery of) for income taxes	(9)	14
Foreign exchange loss (gain) on long-term debt	5	(4)
Interest expense	24	26
Operating income (loss)	(6)	57
Specific items :
Inventory adjustment resulting from business acquisition	1	6
Losses (gains) on disposal	5	(25)
Closure and restructuring costs	8	2
Unrealized loss (gain) on financial instruments	—	(7)
	14	(24)
Operating income - excluding specific items	8	33
Depreciation and amortization	51	53
Operating income before depreciation and amortization - excluding specific items	59	86

The following table reconciles net earnings (loss) and net earnings (loss) per share with net earnings (loss) excluding specific items and net earnings (loss) per share excluding specific items:

	Net earnings (loss)		Net earnings (loss) per share(1)
	For the 3-month periods ended March 31		For the 3-month periods ended March 31
(in millions of Canadian dollars, except amount per share)	2008	2007	2008	2007
As per GAAP	(4)	22	$(0.04)	$0.22
Specific items:
Inventory adjustment resulting from business acquisition	1	6	$0.01	$0.04
Closure and restructuring costs	8	2	$0.05	$0.01
Losses (gains) on disposal	5	(25)	$0.05	$(0.14)
Unrealized loss (gain) on financial instruments	—	(7)	$—	$(0.05)
Foreign exchange loss (gain) on long-term debt	5	(4)	$0.04	$(0.03)
Included in discontinued operations - Gain on the Greenfield disposal	(24)	—	$(0.20)	$—
Tax effect on specific items	—	11	$—	$—
	(5)	(17)	$(0.05)	$(0.17)
Excluding specific items	(9)	5	$(0.09)	$0.05

Note 1 - specific amounts per share are calculated on an after-tax basis.

The following table reconciles cash flow from operations (adjusted) and cash flow from operations (adjusted) per share with cash flow from operations (adjusted) excluding specific items and cash flow from operations (adjusted) per share excluding specific items:

	Cash flow from operations (adjusted)		Cash flow from operations (adjusted) per share
	For the 3-month periods ended March 31		For the 3-month periods ended March 31
(in millions of dollars, except amounts per share)	2008	2007	2008	2007

Cash flow used for operating activities	(31)	(37)
Changes in non-cash working capital components	48	78
Cash flow from operations (adjusted)	17	41	$0.17	$0.41
Specific items:
Inventory adjustment resulting from business acquisition	1	6	$0.01	$0.06
Closure and restructuring costs, net of current income tax	8	2	$0.08	$0.02
Excluding specific items	26	49	$0.26	$0.49

The following table reconciles cash flow provided by (used for) operating activities with operating income and operating income before depreciation and amortization:

	For the 3-month periods ended March 31
(in millions of dollars)	2008	2007

Cash flow used for operating activities	(31)	(37)
Changes in non-cash working capital components	48	78
Depreciation and amortization	(51)	(53)
Current income taxes	11	10
Interest expense (includes interest on long-term debt, other interest less interest income and capitalized interest)	24	26
Losses (gains) on disposal	(5)	25
Unrealized loss (gain) on financial instruments	—	7
Other non-cash adjustments	(2)	1
Operating income (loss) from continuing operations	(6)	57
Depreciation and amortization	51	53
Operating income before depreciation and amortization	45	110

Consolidated Balance Sheets

		As at March 31,	As at December 31,
(in millions of Canadian dollars) (unaudited)	Note	2008	2007
Assets
Current assets
Cash and cash equivalents		18	25
Accounts receivable		684	624
Inventories		572	555
		1,274	1,204
Property, plant and equipment		1,956	1,886
Intangible assets	8 a)	128	130
Other assets	8 b)	285	237
Goodwill		317	312
		3,960	3,769
Liabilities and Shareholders’ Equity
Current liabilities
Bank loans and advances		88	47
Accounts payable and accrued liabilities		583	572
Current portion of long-term debt	9	9	4
		680	623
Long-term debt	9	1,670	1,570
Other liabilities	10	364	377
		2,714	2,570
Shareholders’ Equity
Capital stock	12	516	517
Retained earnings		719	725
Accumulated other comprehensive income (loss)	13	11	(43)
		1,246	1,199
		3,960	3,769

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Consolidated Statements of Earnings (Loss)

		For the 3-month periods ended March 31,
(in millions of Canadian dollars, except per share amounts) (unaudited)	Note	2008	2007
Sales		959	1,000
Cost of sales and expenses
Cost of sales		805	821
Depreciation and amortization		51	53
Selling and administrative expenses		97	102
Losses (gains) on disposal	6, 7	5	(25)
Closure and other restructuring costs	4	8	2
Gain on financial instruments	5	(1)	(10)
		965	943
Operating income (loss) from continuing operations		(6)	57
Interest expense		24	26
Foreign exchange loss (gain) on long term debt		5	(4)
		(35)	35
Provision for (recovery of) income taxes		(9)	14
Share of results of significantly influenced companies		(4)	(4)
Non-controlling interest		1	1
Net earnings (loss) from continuing operations		(23)	24
Net earnings (loss) from discontinued operations	2	19	(2)
Net earnings (loss) for the period		(4)	22
Basic and diluted net earnings (loss) from continuing operations per common share		$(0.23)	$0.24
Basic and diluted net earnings (loss) per common share		$(0.04)	$0.22
Weighted average number of common shares outstanding		99,041,800	99,468,878

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Consolidated Statements of Shareholders’ Equity

		For the 3-month period ended March 31,
(in millions of Canadian dollars) (unaudited)	Note	Capital stock	2008 Retained earnings	2008 Accumulated other comprehensive income (loss)	2008 Shareholders’ Equity
Balance – Beginning of period		517	725	(43)	1,199
Cumulative impact of accounting changes	1 a)	—	3	—	3
Restated balance – Beginning of period		517	728	(43)	1,202
Comprehensive income:
Net loss for the period		—	(4)	—	(4)
Change in foreign currency translation of self-sustaining foreign subsidiaries, net of related hedging activities		—	—	53	53
Change in fair value of foreign exchange forward contracts designated as cash flow hedges		—	—	(2)	(2)
Change in fair value of interest rate swap agreements designated as cash flow hedges		—	—	(1)	(1)
Change in fair value of commodity derivative financial instruments designated as cash flow hedges		—	—	4	4
Comprehensive income for the period					50
Dividends		—	(4)	—	(4)
Redemption of common shares	12	(1)	(1)	—	(2)
Balance – End of period		516	719	11	1,246

	For the 3-month period ended March 31,
(in millions of Canadian dollars) (unaudited)	Capital stock	Retained earnings	Accumulated other comprehensive income (loss)	2007 Shareholders’ Equity
Balance – Beginning of period	517	649	(8)	1,158
Comprehensive income:
Net earnings for the period	—	22	—	22
Change in foreign currency translation of self-sustaining foreign subsidiaries, net of related hedging activities	—	—	(12)	(12)
Change in fair value of foreign exchange forward contracts designated as cash flow hedges	—	—	1	1
Change in fair value of commodity derivative financial instruments designated as cash flow hedges	—	—	2	2
Comprehensive income for the period				13
Dividends	—	(4)	—	(4)
Adjustment related to stock options	1	—	—	1
Redemption of common shares	(1)	(2)	—	(3)
Balance – End of period	517	665	(17)	1,165

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Consolidated Statements of Cash Flows

		For the 3-month periods ended March 31,
(in millions of Canadian dollars) (unaudited)	Note	2008	2007
Operating activities from continuing operations
Net earnings (loss) from continuing operations		(23)	24
Adjustments for:
Depreciation and amortization		51	53
Losses (gains) on disposal	6, 7	5	(25)
Unrealized gain on financial instruments		—	(7)
Foreign exchange loss (gain) on long-term debt		5	(4)
Future income taxes		(20)	4
Share of results of significantly influenced companies		(4)	(4)
Non-controlling interest		1	1
Others		2	(1)
		17	41
Change in non-cash working capital components		(48)	(78)
		(31)	(37)
Investing activities from continuing operations
Purchases of property, plant and equipment		(41)	(31)
Increase in other assets		(1)	(1)
Cash of a joint venture	7	6	—
Business disposal, net of cash disposed		—	37
		(36)	5
Financing activities from continuing operations
Bank loans and advances		15	9
Change in revolving credit facilities		11	44
Payments of other long-term debt		(1)	(3)
Redemption of common shares	12	(2)	(3)
Dividends		(4)	(4)
		19	43
Change in cash and cash equivalents during the period from continuing operations		(48)	11
Change in cash and cash equivalents from discontinued operations, including proceeds on disposal	2	35	(11)
Net change in cash and cash equivalents during the period		(13)	—
Translation adjustments on cash and cash equivalents		6	(1)
Cash and cash equivalents - Beginning of period		25	34
Cash and cash equivalents - End of period		18	33

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Notes to Interim Consolidated Financial Statements

(tabular amounts in millions of Canadian dollars, except amount per share)

(unaudited)

Accounting policies

These unaudited interim consolidated financial statements and the notes thereto have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) with the exception that they do not conform in all material respects to the requirement of GAAP for annual financial statements. These financial statements should be read in conjunction with the most recent annual financial statements of the Company as they have been prepared using the same accounting policies except for the following:

a) Inventories

On January 1, 2008, the Company adopted , without restating the comparative figures, the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3031, “Inventories”. This new standard establishes measurement and disclosure requirements concerning inventories. The application of this new standard by the Company resulted in the following adjustments as of January 1, 2008: decrease in inventories of approximately $2 million, increase in property, plant and equipment of $7 million, increase in future income taxes of $2 million and increase retained in earnings of $3 million.

b) New accounting standards not yet adopted

Goodwill and intangible assets - In February 2008, the CICA published Section 3064, “Goodwill and Intangible Assets”. This new standard establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The requirements will be effective for interim periods and annual financial statements relating to fiscal years starting on or after October 1, 2008. The Company is presently evaluating the impact of this new standard.

Discontinued operations

In 2007, the Company decided to dispose of its Greenfield SAS pulp mill located in France and its Scierie Lemay sawmill located in Quebec. The discontinued operations also include the Fine papers activities closed or sold in 2006 and 2005. Consequently, the assets, liabilities, earnings and cash flows from these activities for the current period and for all comparative periods are classified as discontinued operations. Financial information relating to these discontinued operations is as follows:

	As at March 31,	As at December 31,
	2008	2007
Condensed balance sheets
Current assets	8	37
Long-term assets	8	14
Current liabilities	3	19

	For the 3-month periods ended March 31,
	2008	2007
Condensed statements of earnings (loss)
Sales	5	24
Operating income (loss) (1)	23	(2)
Interest expense	1	1
Provision for (recovery of) income taxes	3	(1)
Net earnings (loss) from discountinued operations	19	(2)
Net earnings (loss) per share from discountinued operations	$0.19	$(0.02)
Condensed statements of cash flows
Cash flows from operating activities	(2)	(10)
Cash flows from investing activities	37	—
Cash flows from financing activities	—	(1)
	35	(11)

(1) Operating income (loss) includes the following items:

Gain on the disposal of the Greenfield pulp mill	24	—
	24	—

On January 7, 2008, the Company sold its Greenfield SAS pulp mill located in France for an amount of $41 million (€28 million) of which $4 million (€3 million) was received in April 2008. This transaction resulted in a gain of $24 million before related income taxes of $4 million.

Assets and liabilities at the time of disposal where as follows:

Business segment	Specialty Products
Accounts receivable	18
Inventories	9
Property, plant and equipment	5
Other assets	4
36
Accounts payable and accrued liabilities	(15)
21
Gain on disposal, net of related income taxes	20
Balance of sale price - receivables	(4)
Total consideration received as at March 31, 2008	37

Measurement uncertainty

The Company evaluates the net book value of its long-lived assets when events or changes in circumstances indicate that the net book value of the assets may not be recoverable. To evaluate long-lived assets, the Company determines if the undiscounted future cash flows from operating activities exceed the net book value of the assets at the valuation date. Estimates of future cash flows and fair value are based on judgment and could change.

Given the sensitivity of certain key assumptions used, such as exchange rates, selling prices and costs of raw materials and energy, there is a measurement uncertainty regarding certain operating units because it is possible that variations in future conditions could require a modification of the stated amount of long-lived assets or future income taxes.

Closure and other restructuring costs

The following table shows the reconciliation of all closure and restructuring cost provisions. The balance as at March 31, 2008 should be paid in 2008. It includes the provisions relating to discontinued operations.

	As at March 31,	As at December 31,
	2008	2007
Balance at beginning of period	19	47
Additional provision - severance and pension liability	8	16
Payments	(8)	(44)
Balance at end of period	19	19

In March 2008, the Company closed the operation of its Dopaco converting plant located in Bakersfield, California. The Company recorded a provision of $2 million. In March 2008, the Company announced the integration of its North American boxboard operations with its containerboard operations. As a result of from this change the Company recorded a restructuring provision of $2 million.

The Company also recorded an additional provision of $4 million related to the pension plan settlement of its Containerboard Red Rock mill closed in 2006.

Gain on financial instruments

	For the 3-month periods ended March 31,
	2008	2007
Unrealized gain on commodity derivative financial instruments	—	(7)
Realized gain on commodity derivative financial instruments	(1)	(3)
	(1)	(10)

Losses (gains) on disposal

	For the 3-month periods ended March 31,
	2008	2007
Loss on a contribution to a joint venture (note 7)	5	—
Gain on business disposal	—	(25)
	5	(25)

Interest in a joint venture

On March 1, 2008, Reno de Medici S.p.A. (“RdM”), a public company based in Milan, Italy, and the Company completed a transaction relating to the combination of RdM and the European recycled cartonboard business of Cascades S.A.

The transaction resulted in the Company contributing its manufacturing assets of recycled boxboard located in Blendecques, France, and Arnsberg, Germany, and its sheeting center in Wednesbury, U.K., having a net book value of $88 million (€59 million) in exchange for 115.6 million or 30.6% of the outstanding shares of RdM representing a contribution of $81 million (€54 million). As of the date of transaction, the Company’s share of the cash and cash equivalent owned by RdM amounted to $6 million (€4 million). The Company’s investment in RdM is proportionally consolidated since that date as the Company and a group of current shareholders have joint control of RdM. As a result of the consideration received, the Company recorded a loss of $5 million on this transaction.

Intangible assets and other assets

	As at March 31,	As at December 31,
	2008	2007
a) Intangible assets are detailed as follows:

Customer relationship and client lists	114	116
Other finite-life intangible assets	14	14
Total intangible assets	128	130
b) Other assets are detailed as follows:

Investments in significantly influenced companies	126	119
Notes receivable	13	7
Other investments	8	11
Held for trading investment in shares	1	1
Deferred charges	14	14
Employee future benefits	72	68
Fair value of derivatives financial assets	62	28
	296	248
Less : Current portion, included in accounts receivable	11	11
Total other assets	285	237

Long-term debt

	As at March 31,	As at December 31,
	2008	2007
7.25% and 6.75% Unsecured senior notes	951	914
Revolving and term credit facilities	679	653
Other debts, including our share of joint ventures	60	19
	1,690	1,586
Less: Unamortized financing costs	11	12
Total long-term debt	1,679	1,574
Less: Current portion	9	4
	1,670	1,570

On May 7, 2008, the Company amended its credit facility to extend its 12-month unsecured revolving credit facility from June 2008 to June 2009 and to maintain the current financial covenants until June 30, 2009.

Other liabilities

	As at March 31,	As at December 31,
	2008	2007
Employee future benefits	109	110
Future income taxes	215	228
Fair value of derivatives financial liabilities	—	1
Legal settlement	9	11
Non-controlling interest	26	25
Others	12	9
	371	384
Less: Current portion, included in accounts payable and accrued liabilities	7	7
Total other liabilities	364	377

Additional information

	For the 3-month periods ended March 31,
	2008	2007
(a) Employee future benefits expenses
Defined benefit pension plans	5	2
Other employee future benefit plans	2	2
Defined contribution pension plans	1	1

(b) Supplemental disclosure
Depreciation of property, plant and equipment	48	51
Amortization of other assets	3	2
Amortization of deferred financing cost included in interest expense	1	1
Interest paid	33	37
Income taxes paid	7	10

Capital stock

As at March 31, 2008, the capital stock issued and outstanding consisted of 98,862,051 common shares (99,144,351 as at December 31, 2007).  As at March 31, 2008, 2,459,056 stock options were issued and outstanding (2,459,056 as at December 31, 2007). During the period, no option was exercised, issued or forfeited.

In 2008, in the normal course of business, the Company renewed its share repurchase program of a maximum of 4,946,517 common shares with the Toronto Stock Exchange which represents approximately 5% of issued and outstanding common shares. The program is valid from March 13, 2008 to March 12, 2009. As of March 31, 2008, the Company repurchased 282,300 common shares under this program for a consideration of approximately $2 million.

Accumulated other comprehensive income (loss)

	As at March 31,	As at December 31,
	2008	2007
Foreign currency translation of self-sustaining foreign subsidiaries, net of hedging activities	4	(49)
Unrealized gains arising from foreign exchange forward contracts designated as cash flow hedges, net of related income taxes	2	4
Unrealized losses arising from interest rate swap agreements designated as cash flow hedges, net of related income taxes	(1)	—
Unrealized gains arising from commodity derivatives financial instruments designated as cash flow hedges, net of related income taxes	6	2
	11	(43)

Selected Segmented Information

	For the 3-month periods ended March 31,
(in millions of Canadian dollars) (unaudited)	2008	2007
Sales
Packaging products
Boxboard
Manufacturing	195	201
Converting	158	169
Eliminations and others	(24)	(26)
	329	344
Containerboard
Manufacturing	154	154
Converting	227	239
Eliminations and others	(90)	(99)
	291	294
Specialty products
Manufacturing	76	86
Converting	63	59
Recovery, deinked pulp and eliminations	70	70
	209	215
Eliminations	(28)	(27)
	801	826
Tissue papers
Manufacturing and converting	170	186

Eliminations	(12)	(12)
Consolidated total	959	1,000

Selected Segmented Information

	For the 3-month periods ended March 31,
(in millions of Canadian dollars) (unaudited)	2008	2007
Operating income (loss) before depreciation and amortization from continuing operations
Packaging products
Boxboard
Manufacturing	(6)	(4)
Converting	12	38
Others	(7)	(1)
	(1)	33
Containerboard
Manufacturing	17	21
Converting	14	15
Others	3	3
	34	39
Specialty products
Manufacturing	(1)	4
Converting	5	7
Recovery, deinked pulp and others	5	7
	9	18
	42	90
Tissue papers
Manufacturing and converting	12	19

Corporate	(9)	1
Operating income before depreciation and amortization from continuing operations	45	110

Depreciation and amortization
Boxboard	(16)	(17)
Containerboard	(16)	(16)
Specialty products	(8)	(8)
Tissue papers	(8)	(9)
Corporate and eliminations	(3)	(3)
	(51)	(53)
Operating income (loss) from continuing operations	(6)	57

Selected Segmented Information

	For the 3-month periods ended March 31,
(in millions of Canadian dollars) (unaudited)	2008	2007
Purchases of property, plant and equipment
Packaging products
Boxboard
Manufacturing	4	3
Converting	9	9
	13	12
Containerboard
Manufacturing	2	1
Converting	4	3
	6	4
Specialty products
Manufacturing	1	3
Converting	1	2
Recovery, deinked pulp and others	1	1
	3	6
	22	22
Tissue papers
Manufacturing and converting	10	10

Corporate	2	2
Consolidated total	34	34

Purchases of property, plant and equipment included in accounts payable
Beginning of period	17	10
End of period	(10)	(13)
Total investing activities	41	31